Exhibit 2.3

July 11, 2007

Teck Cominco Limited

600 - 200 Burrard Street

Vancouver, British Columbia  V6C 3L9

Canada

Attention:  Mr. Donald Lindsay, President and Chief Executive Officer

Dear Mr. Lindsay:

Merrill Lynch Canada Inc. (the “Dealer Manager”) understands that Teck Cominco Limited (“Teck”), a corporation existing under the Canada Business Corporations Act (Teck together with its affiliates, the “Offeror”) intends to make an offer (the “Offer”) to purchase all of the issued and outstanding shares (the “Common Shares”) of Aur Resources Inc., a corporation existing under the Canada Business Corporations Act. (“Targetco”), including any Common Shares which may become outstanding on the exercise of stock options, rights, or warrants to purchase such shares.

The Dealer Manager understands that the Offer will be made in accordance with the terms and conditions to be set out in an offer, offering circular, letter of transmittal and notice of guaranteed delivery, as the same may be amended, (collectively, the “Offer Documents”) to be made by the Offeror to all holders of Common Shares.

The Dealer Manager understands that the Offeror wishes to retain the Dealer Manager to perform in connection with the Offer the following services which are customarily performed by dealer managers in connection with an offer (the “Services”).  The Dealer Manager hereby agrees to act as dealer manager in connection with the Offer subject to the terms and conditions set out below.

1.                                                                                      Services

The Dealer Manager will render the following services:

(a)                                  act as an information source for holders of the Common Shares with respect to information pertaining to the Offer;

(b)                                 if requested by the Offeror, advertise the Offer in one or more national newspapers in Canada (provided, however, that the Offeror shall first have approved the use of advertising in connection with the services to be provided by the Dealer Manager under this Agreement and the form and content of any advertisement); and

(c)                                  perform such other customary activities as dealer manager as the Offeror may reasonably request.

The Offeror acknowledges and agrees that any activities pursuant to this Agreement in the United States will be undertaken by the Dealer Manager’s U.S.-registered broker-dealer, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and that such activities will be subject to applicable U.S. federal and state law and regulation, and consistent with industry practice.

2.                                                                                      Compliance with Applicable Legislation - Offer Documents

The Offeror will complete the preparation of the documents (in the English language and, if required, the French language) required in connection with the Offer by the securities legislation, regulations and policies in all provinces of Canada in which holders of Common Shares are resident (the “Applicable Legislation”), including the Offer Documents, and will fulfill all legal requirements to enable the Offer to be made to the holders of Common Shares in accordance with the Applicable Legislation.

3.                                                                                      Offer Documents

The Offeror hereby authorizes the Dealer Manager to use the Offer Documents in connection with the Offer.  The Offeror agrees that the Offer Documents have been or will be prepared and approved by, and are the sole responsibility of, the Offeror.

The Offeror represents and warrants to the Dealer Manager that, as at the date of mailing of the Offer Documents to the holders of Common Shares, such documents will comply with the Applicable Legislation and will contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

The Offeror agrees that, except as required by applicable law, any reference to the Dealer Manager in any Offer Documents, or in any newspaper announcement or press release or other document or communication is subject to the prior approval of the Dealer Manager, provided, that if such reference to the Dealer Manager is required by applicable law, the Offeror agrees to notify the Dealer Manager within a reasonable period of time prior to such use.

4.                                                                                      Notification of Changes or Investigations

The Offeror agrees that:

(a)                                  subject to the terms of the Offer, if during the term of the Offer the Offeror receives notice of any fact or matter that would require the making of any amendment, variation, change, supplement or revision to the Offer Documents under Applicable Legislation (hereinafter referred to as an “Amendment”), it will:

(i)                                     promptly notify the Dealer Manager thereof and furnish for comment to the Dealer Manager two copies of any Amendment in draft prior to its use;

(ii)                                  promptly prepare, file and deliver an appropriate Amendment; and

(iii)                               as soon as available, furnish the Dealer Manager with such numbers of copies of the Amendment as it may reasonably request;

(b)                                 it will inform the Dealer Manager, promptly after the Offeror receives notice thereof during the period of the Offer, of:

(i)                                     any request by any regulatory, administrative or other governmental or public body or authority or any court of any jurisdiction or any stock exchange for an Amendment, or any additional written information relating to the Offer Documents; and

(ii)                                  the issuance of any cease trading, stop order or restraining order or of the initiation or threat of initiation of any proceedings, litigation or investigation with respect to the Offer before any regulatory, administrative or other governmental or public body or authority or any court or stock exchange.

5.                                                                                      Valid Corporate Action

The Offeror represents and warrants to and agrees with the Dealer Manager that as of the date of the commencement of the Offer and on the date or dates on which the Common Shares are accepted by the Offeror for purchase pursuant to the Offer:

(a)                                  The Offeror has all requisite corporate power and authority to make and consummate the Offer in accordance with its terms and all necessary corporate action has been duly taken by the Offeror to authorize the Offer, the purchase of the Common Shares pursuant thereto, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby and in the Offer Documents.  The Offeror has taken or will take all necessary corporate action to authorize any Amendments to, or modifications of the Offer, and the Offer Documents.

(b)                                 The Offeror has all the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and all of the transactions described herein.  This Agreement has been duly authorized, executed and delivered by the Offeror and constitutes a valid and binding obligation of the Offeror enforceable in accordance with its terms.

(c)                                  (A) The execution, delivery and performance by the Offeror of this Agreement, (B) the making and consummation of the Offer by the Offeror, (C) the obtaining and use by the Offeror of funds required in connection with the Offer, (D) the use of the Offer Documents, (E) the consummation by the Offeror of the transactions contemplated by this Agreement and in the Offer Documents and compliance with the terms herein or therein, in each case, (x) do not violate and will not result in a violation of any of the terms or provisions of the charter or by-laws of the Offeror or any of its subsidiaries, (y) do not and will not conflict with, or result in a breach or violation of any of the terms or provisions of, or constitute an event of default (or an event which with notice or lapse of time or both would become an event of default) under, give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Offeror or any of its subsidiaries under (a) any contract, indenture, mortgage, lease or other agreement or instrument to which the Offeror or any of its subsidiaries is a party or by which any of them may be bound or to which any of their properties or assets are bound or affected (except for such conflicts, breaches, defaults, liens, charges, or encumbrances that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Teck and its subsidiaries and material joint ventures on a consolidated basis) or (b) any existing applicable law, rule, regulation, judgment, order or decree of any government, governmental or regulatory instrumentality or agency or court, domestic or foreign, having jurisdiction over the Offeror or any of its subsidiaries or any of their properties or assets, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Teck and its subsidiaries and material joint ventures on a consolidated basis and (z) complies and will comply in all material respects with all applicable laws, rules and regulations of any government or governmental or regulatory instrumentality or agency.

(d)                                 The Offeror has or by the date of the closing of the Offer set forth in the Offer Documents will have sufficient funds in a form acceptable to the Dealer Manager available and has or will have sufficient authority to use such funds under applicable law, to enable it to pay in accordance with the terms of the Offer the full purchase price (as defined in the Offer Documents), and related costs and expenses, for the Common Shares for which it intends to make offers and may be required to purchase pursuant to the Offer or otherwise agrees to acquire.

6.                                                                                      Fees

For the Services provided hereunder, the Dealer Manager shall not be entitled to any fees for its services hereunder other than costs and expenses as set forth below.

The Offeror will reimburse the Dealer Manager for all reasonable out-of-pocket expenses incurred by the Dealer Manager in entering into and performing this Agreement.

All or part of the amounts payable under this paragraph may be subject to the federal goods and services tax or applicable provincial sales tax (collectively, “Tax”).  Where Tax is applicable, an additional amount equal to the amount of Tax owing will be charged to the Offeror.

Merrill Lynch Canada Inc. and, if applicable in connection with any U.S. activities hereunder, Merrill Lynch, Pierce, Fenner & Smith Incorporated shall be named as “Dealer Manager” in the Offer Documents and in any other materials which may be distributed or made available to the public relating to the Offer.

7.                                                                                      Delivery of Offer Documents

The Offeror agrees that, at its expense, it will deliver to the Dealer Manager as soon as is practical as many copies of the Offer Documents as the Dealer Manager may reasonably request.  The Offeror will provide the Dealer Manager with a list of the names and addresses of the registered shareholders, a list showing the breakdown of Canadian Depository for Securities participants, and a list showing the breakdown of CEDE & Co. participants in the United States (if applicable) in such forms as reasonably requested by the Dealer Manager, and a list of the names and addresses of holders of Common Shares to whom the Offer Documents are mailed.

8.                                                                                      Costs of the Offer

The Offeror agrees to pay all costs in connection with the Offer, including the costs of the preparation, printing and delivery of the Offer Documents.

9.                                                                                      Indemnification

The Offeror hereby agrees to indemnify the Dealer Manager in accordance with Schedule A hereto, which Schedule forms part of this Agreement and the consideration of which is the entering into of this Agreement.  Such indemnity (the “Indemnity”) shall be executed and delivered to the Dealer Manager on the execution of this Agreement and shall be in addition to, and not in substitution for, any liability which the Offeror or any other person may have to the Dealer Manager or other persons indemnified pursuant to the Indemnity apart from such Indemnity.  The Indemnity shall apply to all services contemplated herein.

10.                                                                               Independent Contractor

The Offeror acknowledges and agrees that Merrill Lynch Canada Inc. has been retained hereunder to act solely as the Dealer Manager.  In such capacity, the Dealer Manager shall act hereunder as an independent contractor and any duties of the Dealer Manager arising out of its engagement pursuant to this Agreement shall be owed solely to the Offeror.  The Dealer Manager shall not be liable to the Offeror or to any other person for any act or omission on the part of any other dealer, bank or trust company, and no such member of the, other dealer, bank or trust company shall be deemed to be acting as the agent of the Dealer Manager.  Nothing contained herein shall constitute the Dealer Manager a partner of or joint venturer with the Offeror.

11.                                                                               Information Regarding the Offeror

The Offeror will furnish the Dealer Manager with such information concerning the Offeror and the Offer as the Dealer Manager believes is appropriate, acting reasonably, to the performance by the Dealer Manager of the services to be performed by it hereunder (all such information as so furnished, including without limitation the Offer Documents, being referred to herein as the “Information”).  The Offeror recognizes and confirms that the Dealer Manager (i) will use and rely primarily on the Information and on other information available from generally recognized public sources in performing the services contemplated by this Agreement without having independently verified the same and (ii) does not assume responsibility for the accuracy or completeness of the Information and such other information.  The Offeror will promptly advise the Dealer Manager if any information previously provided becomes inaccurate in any material respect or is required to be updated.

12.                                                                               Confidentiality

The advice and opinions of the Dealer Manager, including any background or supporting materials or analysis, shall not be publicly disclosed, referred to or provided to any third party by the Offeror without the prior consent of the Dealer Manager.

13.                                                                               Acknowledgment of Securities Activities

The Offeror acknowledges that the Dealer Manager is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and financial advisory services and that in the ordinary course of its trading and brokerage activities, the Dealer Manager and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities of Targetco or the Offeror or any other company that may be involved in a transaction with the target or related derivative securities.

14.                                                                               Termination

The engagement of the Dealer Manager pursuant to this Agreement shall terminate on the earliest of the completion or termination of the Offer and the termination of the Dealer Manager’s engagement by the Offeror or the Dealer Manager upon written notice to the other party, provided that the obligations of the Offeror to indemnify, to pay any amounts due to the Dealer Manager pursuant to this Agreement including expenses and Tax, and to maintain the confidentiality of the Dealer Manager’s advice and opinions shall survive the completion of the Dealer Manager’s engagement hereunder, any withdrawal or termination of the Offer or the expiry or other termination of this Agreement.  In addition, representations and warranties provided by the Offeror in connection with this Agreement shall remain in full force and effect, regardless of any investigation made by the Dealer Manager or on its behalf.

15.                                                                               Other Matters

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the parties hereby irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.  All financial references in this Agreement are to Canadian dollars unless otherwise indicated.  If any provision hereof shall be determined to be invalid or unenforceable in any respect such determination shall not affect such provision in any other respect or any other provision hereof.  Headings used herein are for convenience of reference only and shall not affect the interpretation or construction of this Agreement.  Unless otherwise defined herein, terms which are used in this Agreement which are defined in the Securities Act (Ontario) shall have the meanings set forth therein for the purposes of this Agreement.

Each of the Dealer Manager and the Offeror (on its own behalf and, to the extent permitted by applicable law, on behalf of its shareholders) waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of the engagement of the Dealer Manager pursuant to, or the performance by the Dealer Manager of the services contemplated by, this Agreement.

16.                                                                               Acceptance

Please confirm that the foregoing is in accordance with the Offeror’s understanding by signing and returning the attached duplicate copy of this letter, which shall thereupon constitute a binding Agreement between the Offeror and the Dealer Manager.

Yours truly,

MERRILL LYNCH CANADA INC.

by	/s/ Dan Mida
Dan Mida
Managing Director

Accepted and agreed to as of July 11, 2007.

TECK COMINCO LIMTED

by	/s/ Donald Lindsay
Mr. Donald Lindsay
President and Chief Executive Officer

SCHEDULE A

INDEMNITY

In connection with the engagement (the “Engagement”) of Merrill Lynch Canada Inc. as dealer manager (the “Dealer Manager”) pursuant to the attached engagement letter (the “Engagement Letter”) dated as of July 11, 2007 between the Dealer Manager and Teck Cominco Limited (“Teck”) ( the “Offeror”) in respect of the offer (the “Offer”) to be made by the Offeror to acquire all of the common shares of Aur Resources Inc., the Offeror agrees to indemnify and hold harmless the Dealer Manager, each of its affiliates and each of its directors, officers, employees, partners, agents, each other person, if any, controlling the Dealer Manager or any of its affiliates and each shareholder of the Dealer Manager (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) as follows:

(i)                                     from and against any and all losses, claims, damages, liabilities and expenses whatsoever, joint or several, as incurred, to which such Indemnified Party may become subject under any applicable law, or otherwise, and related to, arising out of, or based on (A) any untrue statement or alleged untrue statement of a material fact contained in any information (whether oral or written) or documents used in connection with the Offer, including, without limitation, the Offer Documents (as defined in the Engagement Letter) (or any amendment or supplement to the Offer Documents), or any of the documents referred to therein furnished or made available by the Offeror, directly, through the Dealer Manager or otherwise or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (B) any breach by the Offeror of any of its representations, warranties or agreements contained in the Engagement Letter, (C) the Offeror’s failure to make or consummate the Offer or the withdrawal, rescission, termination, amendment or extension of the Offer or any other failure on the Offeror’s part to comply with the terms and conditions contained in the Offer Documents or (D) any transaction contemplated by the Engagement Letter or the engagement of the Dealer Manager pursuant to, and the performance by the Dealer Manager of the services contemplated by, the Engagement Letter;

(ii)                                  against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever related to, arising out of or based on any matter described in (i) above; and

(iii)                               against any and all reasonable expenses whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Dealer Manager), incurred in investigating, preparing or defending against any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever related to, arising out of or based on any matter described in (i) above, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by or on behalf of the Offeror, to the extent that any such expense is not paid under subparagraph (i) or (ii) above;

provided, however, that the Offeror shall not be liable under clause (i) (A) to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in the Offer Documents in reliance upon and in conformity with written information furnished to the Offeror by the Dealer Manager expressly for use in the Offer Documents (or any amendment or supplement thereto).

The Offeror agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Offeror, its security holders or creditors relating to or arising out of the engagement of the Dealer Manager pursuant to, or the performance by the Dealer Manager of the services contemplated by, the Engagement Letter except to the extent that any loss, claim, damage or liability or expense is found in a final judgment by a court of competent jurisdiction to have resulted primarily from the Dealer Manager’s willful misconduct, gross negligence or bad faith.

The Offeror agrees that, without the Dealer Manager’s prior written consent, it will not settle, compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any action or claim whatsoever in respect of which indemnification or contribution could be sought under this indemnity (whether or not the Dealer Manager or any other Indemnified Party is an actual or potential party to such claim, action or proceeding), unless such settlement, compromise or consent (i) includes an unconditional release of each Indemnified Party from all liability arising out of such litigation, investigation, proceeding, action or claim and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an Indemnified Party.

If the indemnification provided for herein is for any reason unavailable to or insufficient to hold harmless an Indemnified Party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such Indemnified Party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Offeror on the one hand and the Dealer Manager on the other hand from the Offer or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Offeror on the one hand and of the Dealer Manager on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.  The relative benefits received by the Offeror on the one hand and the Dealer Manager on the other hand in connection with the Offer and shall be deemed to be in the same proportion as the aggregate price of the securities tendered pursuant to the Offer bears to the fees actually received by the Dealer Manager under the Engagement Letter.  The relative fault of the Offeror on the one hand and the Dealer Manager on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Offeror or by the Dealer Manager and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Offeror and the Dealer Manager agree that it would not be just and equitable if contribution pursuant to this paragraph were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this paragraph.  The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this paragraph shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission;  provided, however, that to the extent permitted by applicable law, in no event shall the Dealer Manager be required to contribute any amount which, in the aggregate, exceeds the aggregate fees  received by the Dealer Manager under the Engagement Letter.  No investigation or failure to investigate by any Indemnified Party shall impair the foregoing indemnification and contribution agreement or any rights an Indemnified Party may have.  No person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

In the event an Indemnified Party is requested or required to appear as a witness in any action brought by or on behalf of or against the Offeror, the Offeror agrees to reimburse the Dealer Manager for all reasonable expenses as incurred by it in connection with such Indemnified Party’s appearing and preparing to appear as such a witness, including, without limitation, the reasonable fees and disbursements of its legal counsel, and to compensate the Dealer Manager in an amount to be mutually agreed upon.  In addition, the Offeror agrees to compensate the Dealer Manager in an amount to be mutually agreed upon per employee per day for each day that an officer or employee of the Dealer Manager is involved in preparation, discovery or testimony pertaining to any litigation, discovery or investigation in connection with the Dealer Manager’s engagement under this Engagement Letter.

Promptly after receipt by an Indemnified Party of written notice of any claim or commencement of an action or proceeding with respect to which indemnification may be sought hereunder, such Indemnified Party will notify the Offeror in writing of such claim or of the commencement of such action or proceeding, but failure so to notify the Offeror will not relieve the Offeror from any liability which it may have to such Indemnified Party under this indemnification agreement, and in any event will not relieve the Offeror from any other liability that it may have to such Indemnified Party.  The Dealer Manager shall have the right to select counsel in connection with any transaction for which any Indemnified Party may be entitled to indemnification or contribution hereunder, provided that in no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all Indemnified Parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.

If at any time an Indemnified Party shall have requested an indemnifying party to reimburse the Indemnified Party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such Indemnifying Party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

DATED as of July 11, 2007.

MERRILL LYNCH CANADA INC.

By:	/s/ Dan Mida
Dan Mida
Managing Director

TECK COMINCO LIMTED

By	/s/ Donald Lindsay
Mr. Donald Lindsay
President and Chief Executive Officer